HARTMAN SHORT TERM INCOME PROPERTIES XX, INC.

2909 HILLCROFT, SUITE 420

HOUSTON, TEXAS 77057

June 7, 2013

Via EDGAR and email DangD@sec.gov

Duc Dang, Esq.

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:

Hartman Short Term Income Properties XX, Inc.

Amendment No. 2 to Form S-11

Filed May 30, 2013

File No. 333-185336

Hartman Short Term Income Properties XX, Inc.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2012

Filed May 30, 2013

File No. 000-53912

Dear Mr. Dang:

This letter is in response to your comment letter dated June 6, 2013.  The paragraph numbers in this letter correspond to your numbered comments.

General

1.

We note your response to comment 3.  For your material acquisitions, please tell us if the initial capitalization rates for your acquisitions are lower than your distribution rate and tell us the assumptions underlying the calculation of such rates.

We currently own and operate four commercial real properties each of which constituted a material acquisition when acquired.  Our current distribution, expressed as a distribution rate based on a $10.00 share is 7.0% annually.  Of the four properties acquired and currently held as of March 31, 2013 two properties had initial capitalization rates greater than the distribution rate and two properties had initial capitalization rates lower than the distribution rate.  We have added the following table and text at page 12 of Amendment No. 3 to Form S-11 under the caption “Dilution.”

The following table illustrates the initial capitalization rate for our material property acquisitions:

Property	Estimated Year 1 NOI (1)	Purchase Price	Initial Capitalization Rate (3)
Richardson Heights Shopping Center (2)	$ 1,833,800	$ 19,150,000	9.6%
Cooper Street Plaza Shopping Center	1,060,000	10,612,500	10.0%
Bent Tree Green Office Building	615,600	12,012,500	5.1%
Parkway Plaza I&II	494,000	9,490,000	5.2%

The Company’s current annual distribution is $0.70 per common share which is equivalent to a 7.0% distribution rate based on a $10.00 share cost.  Property acquisitions which have initial capitalization rates which are less than our distribution rate are at least temporarily dilutive to our ability to pay distributions from cash flow.  Our organizational documents permit us to pay distributions from any source.  For the period from inception (February 9, 2010) to March 31, 2013, we paid aggregate distributions of $2,882,825.  During the same period net cash used in operating activities was $113,570.  To the extent that we pay distributions from sources other than our cash flow from operations, we will have less funds available for investment in real estate properties, the overall return to our stockholders may be reduced and subsequent investors may experience dilution.

a.

“NOI” means Net Operating Income which is defined as revenues less operating expenses, excluding depreciation and amortization and interest expense, if any.

b.

The Richardson Heights Shopping Center was originally purchased as a joint venture between the Company and Hartman Short Term Income Properties XIX, Inc., an affiliate of the Company.  The Company acquired the balance of the interest it did not own effective November 1, 2011.

c.

The initial capitalization rate is determined by dividing the first year estimated NOI by the purchase price.

Compensation to our Advisor and Its Affiliates, page 17

1.

We note your response to comment 6.  Please revise to provide this disclosure in a separate table instead of imbedding it in your general compensation table.  This should facilitate your ability to provide updates to this disclosure in your supplements, as applicable, going forward.

We have removed the compensation information as suggested and we have added a separate table which follows the general compensation table.

Estimated Use of Proceeds, page 59

2.

We note your response to comment 8 in which you have revised your disclosure in this section to add footnote 5 to the Table.  We note that there is no corresponding reference to footnote 5 in the Table.  Please revise your Table to clearly indicate that you include the proceeds from your distribution reinvestment plan in the amount available for investment and that such proceeds are also allocated to fund your redemption program.

We have added the applicable reference to the Table.

Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2012

Item 9A(T) Controls and Procedures, page 25

3.

We note the updated disclosure in your amended Form 10-K.  Please amend to indicate that, while you initially concluded that your disclosure controls and procedures were effective as of December 31, 2012, you subsequently determined that your disclosure controls and procedures were not effective as of December 31, 2012.  In addition, in light of your disclosure controls and procedures not being effective as of December 31, 2012, please tell us how you determined that your internal control over financial reporting continued to be effective as of December 31, 2012.

We have amended “Evaluation of Disclosure Controls and Procedures” to read as follows:

In connection with the preparation of this Form 10-K/A, as of December 31, 2012, an evaluation was performed under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rule 13a-15(e) under the Exchange Act. In performing this evaluation, management reviewed the selection, application and monitoring of our historical accounting policies. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer initially concluded that as of December 31, 2012, these disclosure controls and procedures were effective to ensure that the information required to be disclosed in our reports filed with the SEC is recorded, processed, summarized and reported on a timely basis. The Chief Executive Officer and the Chief Financial Officer subsequently determined that our disclosure controls and procedures were not effective as of December 31, 2012.  The Company has taken steps to bring our disclosure controls and procedures into compliance with Rule 13a-15.  The relevant actions include the identification, delegation and establishment of an accountability system to insure that during the term of any effective registration statement, the Company shall prepare and timely file required supplements to any prospectus to include annual audited and quarterly unaudited financial statements; the Company shall prepare and timely file required post-effective amendments to any prospectus to cumulate period supplements previously filed; and to otherwise detect and prevent any failure to comply with undertakings set forth in Industry Guide 5 and the requirements of the Securities Act and the Exchange Act.   In designing and evaluating disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Management is required to apply judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Internal controls over financial reporting, as set forth in Rule 13a-15(f) of the Exchange Act are evaluated not less than quarterly by management.  In connection with the annual audit of our financial statements, our independent registered public accounting firm, to the extent that they consider necessary, observes and tests the Company’s internal controls over financial reporting.  Further, our independent registered public accounting firm meets quarterly with the Company’s audit committee.  These meetings address the Company’s internal controls over financial reporting.  We affirm that the Company’s internal controls over financial reporting were effective as of December 31, 2012 and that there were no material changes in such controls for the quarter then ended.

Notwithstanding your comments, in the event that we request acceleration of the effective date of the pending registration statement, we acknowledge that such request shall include a written statement that:

•

should the Commission or the staff, acting pursuant to delegated authority,  declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission of the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosures in the filing;

•

the company may not assert staff comments in the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 713-586-7076 with any questions or comments.

Very truly yours,

HARTMAN SHORT TERM INCOME PROPERTIES XX, INC.

/s/ Louis T. Fox, III

Louis T. Fox, III

Chief Financial Officer

Copies to:

Michael E. Shaff

Irvine Venture Law Firm

Greg Bailes

Weaver and Tidwell LLP

Jack Tompkins

Chairman of the Audit Committee

Sandra Hunter, Esq. by email hunters@sec.gov